DEXIA

RECEIVED

2007 SEP 17 A 10:22

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07026549

SUPPL

August 27th, 2007

***Attention:* Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of August 27th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

9/18

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

Dexia S.A. - 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

27/8/2007
1 p.

Dexia will publish its **half-year results 2007** on Thursday, August, 30th, 2007, at 2:00 p.m (Brussels/Paris time).

The press release will be posted on Dexia's website www.dexia.com at the same time.

Dexia publiera ses **résultats semestriels 2007** le jeudi 30 août 2007 à 14 heures (heure de Bruxelles/Paris).

Le communiqué de presse sera en ligne sur le site de Dexia www.dexia.com à la même heure.

Dexia publiceert haar **semestriële resultaten 2007** op donderdag 30 augustus 2007 om 14.00 u.

(uur Brussel/Parijs).

Het persbericht zal vanaf dat ogenblik on line beschikbaar zijn op de Dexia website www.dexia.com.

Press department Brussels	+32 2 213 50 81
Press department Paris	+33 1 58 58 86 75
Investor Relations Brussels	+32 2 213 57 46 / 49
Investor Relations Paris	+33 1 58 58 85 56 / 85 97

END